Will H. Cai

+852 3758 1210

wcai@cooley.com

November 28, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Heather Clark Mr. Kevin Stertzel Mr. Alex King Ms. Erin Purnell

Re:	TOYO Co., Ltd Amendment No. 1 to Draft Registration Statement on Form F-4 Submitted November 9, 2023 CIK No. 0001985273

Ladies and Gentlemen:

On behalf of our client, TOYO Co., Ltd (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated November 20, 2023 (the “Comment Letter”), relating to the Amendment No. 1 to the Draft Registration Statement on Form F-4 (the “DRS/A”). In response to the comments set forth in the Comment Letter, the Company has revised the DRS/A and is filing a revised version of the DRS/A1 (the “Revised DRS/A”) via EDGAR with this response letter.

The Staff’s comments are repeated thereafter in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of the Revised DRS/A. Capitalized terms used but not defined herein are used herein as defined in the Revised DRS/A.

Amendment 1 to Draft Registration Statement on Form F-4

Unaudited Pro Forma Combined Balance Sheet, page 150

1.	Please ensure the letters of the adjustments on page 151 correspond to the pro forma balance sheet. In this regard, it appears as though adjustment (f) on the balance sheet corresponds to adjustment (g) in the maximum redemptions scenario on page 151.

In response to the Staff’s comment, the Company has updated the pro forma balance sheets to the balances as of September 30, 2023, and updated the adjustment number in “Unaudited Pro Forma Combined Balance Sheet Adjustments” on pages 149 and 150 of the Revised DRS/A. The adjustment (f) on the pro forma balance sheet corresponds to adjustment (f) in the maximum redemption scenario on page 151 of the Revised DRS/A.

2.	We refer to adjustment (e). As we note no disclosure elsewhere in the document describing the capital injection of $5 million from Fuji Solar, please revise to include further details including when this will be paid, and whether the business combination transaction is contingent upon this capital injection.

In response to the Staff’s comment, the Company has revised the disclosure on page 151 of the Revised DRS/A to include the details regarding the capital injection of $5 million from Fuji Solar in Note (d) of “Unaudited Pro Forma Combined Balance Sheet Adjustments” on page 151 of the Revised DRS/A.

November 28, 2023

3.	Please ensure that all material transactions subsequent to June 30, 2023 are presented in the pro forma balance sheet, if applicable. In this regard, we note the following:

●	An additional $240,000 of extension payments made since June 30, 2023 per page 108

●	$8.1 million drawn on the line of credit from BIDV, subsequent to June 20, 2023, per page F-24, as page F-27 states that no amounts were drawn as of June 30, 2023

●	$44.5 million drawn on related party loans since July 1, 2023 per page F-30

●	$500,000 released from the Escrow Account on July 4, 2023

●	$1.29 million borrowed from BIDV on August 31, 2023

●	Additional Sponsor Notes issued per page F-48 with amounts drawn in July 2023.

Refer to Item 5 of Form F-4 and Article 11 of Regulation S-X.

The Company confirms that it has evaluated each of the above transactions subsequent to June 30, 2023 in accordance with Article 11 of Regulation S-X and concluded that the following borrowing activities were engaged by TOYO Solar to fund the construction of its plants and its working capital, and were not directly related to the Transactions.

●	$8.1 million drawn on the line of credit from BIDV, subsequent to June 20, 2023, per page F-24, as page F-27 states that no amounts were drawn as of June 30, 2023
●	$44.5 million drawn on related party loans since July 1, 2023 per page F-30
●	$1.29 million borrowed from BIDV on August 31, 2023

As a result of the foregoing, the Company respectfully submits that it is of the view that none of the above-mentioned transactions subsequent to June 30, 2023 should be included in the pro forma combined balance sheets adjustments.

The following extension payments and the additional Sponsor Notes relating to BWAQ have been included in the pro forma balance sheets as we have updated BWAQ’s balance sheet to September 30, 2023.

●	An additional $240,000 of extension payments made since June 30, 2023 per page 108
●	Additional Sponsor Notes issued per page F-48 with amounts drawn in July 2023.
●	$500,000 released from the Escrow Account on July 4, 2023

Blue World Acquisition Corporation Financial Statements, page F-31

4.	Please update to include September 30, 2023 interim financial statements.

In response to the Staff’s comment, the Company has included September 30, 2023 interim financial statements of Blue World Acquisition Corporation throughout the Revised DRS/A.

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Cooley HK 35th Floor Two Exchange Square 8 Connaught Place Central Hong Kong

T: +852 3758 1200 F:+852 3014 7818 cooley.com

If you have any questions regarding the response letter, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

cc:	Junsei Ryu, Chief Executive Officer, Vietnam Sunergy Cell Company Limited
Liang Shi, Chief Executive Officer, Blue World Acquisition Corporation
Ruomu Li, Esq., Partner, Cooley LLP
Reid S. Hooper, Esq., Cooley LLP
Er (Arila) Zhou, Esq., Partner, Robinson & Cole LLP
Ze’-ev D. Eiger, Esq., Partner, Robinson & Cole LLP